                                                --------------------------------
                                                / OMB APPROVAL                 /
                                                --------------------------------
                                                / OMB Number:   3235-0145      /
                                                / Expires:  August 31, 1999    /
                                                / Estimated average burden     /
                                                / hours per form ....... 14.90 /
                                                 -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*



                              T R Financial Corp.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   872630108
        _______________________________________________________________
                                (CUSIP Number)

                   Joseph L. Mancino, Roslyn Bancorp, Inc.,
              1400 Old Northern Boulevard, Roslyn, New York 11576
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 25, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 872630108
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROSLYN BANCORP, INC.

      I.R.S. Employer Indemnification No.: 11-3333218
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC (No shares have been purchased yet; see items 3 and 4)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,990,578*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,990,578*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,990,578*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO;HC
------------------------------------------------------------------------------

* As of the date of the filing of this Schedule 13D, Roslyn Bancorp, Inc. ("Roslyn Bancorp") owns 502,510 shares of T R Financial Corp. ("T R Financial") Common Stock. Additionally, pursuant to the Stock Option Agreement entered into by and between Roslyn Bancorp and T R Financial as of May 25, 1998 (the "Stock Option Agreement"), as an inducement for the parties to enter into the Agreement and Plan of Merger dated as of May 25, 1998 by and between Roslyn Bancorp, Inc. and T R Financial Corp., Roslyn Bancorp may have the option to purchase (the "Option"), and therefore is the beneficial owner of, an additional 3,488,068 shares of T R Financial Common Stock. The Option may only be exercised upon the occurrence of certain events, as further referred to in Item 4 and as fully described in the Stock Option Agreement attached hereto as Exhibit 4.1, none of which has occurred as of the date hereof. Roslyn Bancorp expressly disclaims beneficial ownership of any of the shares of T R Financial which are purchasable upon exercise of the Option.

                                    2 of 16

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of T R Financial Corp. ("T R Financial"). The principal executive office of T R Financial Corp. is located at 1122 Franklin Avenue, Garden City, New York 11530.

Item 2.   Identity and Background.
          -----------------------

     This Schedule 13D is being filed by Roslyn Bancorp, Inc. ("Roslyn Bancorp"), a Delaware corporation, which is the holding company for The Roslyn Savings Bank (the "Bank"). Roslyn Bancorp's principal business is the business of the Bank. The principal office of Roslyn Bancorp is located at 1400 Old Northern Boulevard, Roslyn, New York 11576. During the past five years, Roslyn Bancorp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached as Schedule I hereto and incorporated herein by reference is a
                 ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Roslyn Bancorp. To Roslyn Bancorp's knowledge, each of the directors and executive officers of Roslyn Bancorp is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     As summarized in Item 4 and as fully described in the Stock Option Agreement attached hereto as Exhibit 4.1, T R Financial has granted to Roslyn Bancorp an option pursuant to which Roslyn Bancorp has the right, upon the occurrence of certain events (none of which has occurred), to purchase 3,488,068 of T R Financial Common Stock (subject to adjustment in certain circumstances) at a price of $38.625 per share (the "Option"). If the Option was exercisable and Roslyn Bancorp was to exercise the Option on the date hereof, the funds required to purchase the shares issuable upon such exercise would be approximately $134,726,665. It is currently anticipated that such funds would be derived from working capital.

                                    3 of 16

Item 4.   Purpose of Transaction/1/.
          -----------------------

     Roslyn Bancorp is seeking to acquire T R Financial pursuant to the Agreement and Plan of Merger dated as of May 25, 1998 by and between Roslyn Bancorp, Inc. and T R Financial Corp., (the "Merger Agreement," a copy of which is attached hereto as Exhibit 2.1). The Merger Agreement provides for, among other things, the merger of T R Financial with and into Roslyn Bancorp, with Roslyn Bancorp being the surviving corporation (the "Merger"). At the effective time of the Merger, (the "Effective Time"), each outstanding share of T R Financial Common Stock becomes and converts into the right to receive 2.05 shares of Roslyn Bancorp Common Stock.

     Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of both Roslyn Bancorp and T R Financial, and the approval of appropriate regulatory agencies.

     Concurrently with the execution of the Merger Agreement, Roslyn Bancorp and T R Financial entered into a Stock Option Agreement, dated as of May 25, 1998 (the "Stock Option Agreement"). The Stock Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and Roslyn Bancorp insisted on such agreement for that reason. Pursuant to the Stock Option Agreement, T R Financial granted Roslyn Bancorp the option to purchase authorized but unissued shares (the "Option Shares") of up to 19.9% of the then outstanding shares of T R Financial stock at a price of $38.625 per share, subject to adjustment in certain circumstances (the "Option"). Each Option Share issued upon exercise of the Option shall be accompanied by the related preferred share purchase right ("Right") issued pursuant to the Shareholder Rights Agreement dated July 19, 1994, as amended (the "Rights Amendment") between T R Financial and Chemical Bank, as Rights Agent.

     Provided that (i) Roslyn Bancorp shall not be in material breach of the agreements or covenants contained in the Merger Agreement or the Stock Option Agreement and (ii) no preliminary or permanent injunction or other order against the delivery of the shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Roslyn Bancorp may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event (as defined below); provided, however, that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) other than a termination thereof by Roslyn Bancorp pursuant to Section 6.1(b)(ii) of the Merger Agreement (such termination pursuant to Section 6.1(b)(ii) being referred to herein as a "Default Termination"), (C) 18 months after a Default Termination, or (D) 18 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law.

     A "Purchase Event" means any of the following events:

               (a) Without Roslyn Bancorp's prior written consent, T R
     Financial shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or T R Financial shall have entered into an agreement with any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) to effect (A) a merger, consolidation or similar transaction involving T R Financial or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of T R Financial or any of its significant subsidiaries representing in either case 10% or more of the consolidated assets or deposits of T R Financial and its Subsidiaries, other than in the
-------------------------------
     /1/ Unless otherwise designated, all capitalized terms used in this filing shall have the meanings ascribed such terms in the T R Financial Stock Option Agreement dated as of May 25, 1998 attached hereto as Exhibit 4.1.


                                    4 of 16
ordinary course of business, (C) the issuance, sale or other disposition by T R Financial of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of T R Financial or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction"); or

               (b) Any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange
     Act), other than a group of which Roslyn Bancorp or any subsidiary of Roslyn Bancorp is a member, shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the voting power of T R Financial or any of its significant subsidiaries;


          As used in the Stock Option Agreement, a "Preliminary Purchase Event" means any of the following events:

               (a) Any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended, (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of T R Financial Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of T R Financial Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

               (b) The stockholders of T R Financial shall not have approved the Merger Agreement by the requisite vote at the meeting of the stockholders of T R Financial required to be called to approve the Merger Agreement (the "T R Financial Meeting"), the T R Financial Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or T R Financial's Board of Directors shall have withdrawn or modified in a manner adverse to Roslyn Bancorp the recommendation of T R Financial's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) shall have
     (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act, as amended (the "BHC Act"), the Home Owners' Loan Act of 1933, as amended ("HOLA"), the Bank Merger Act, as amended (the"BMA") or the Change in

                                       5 of 16

     Bank Control Act of 1978, as amended ("CBCA"), for approval to engage in an Acquisition Transaction; or

               (c) Any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) shall have made a bona fide proposal to T R Financial or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

               (d) After a proposal is made by a third party to T R Financial or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to T R Financial to make such a proposal if the Merger Agreement terminates, and thereafter T R Financial shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach would entitle Roslyn Bancorp to terminate the Merger Agreement under Section 6.1(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement).

     As provided for in the Stock Option Agreement, in the event Holder (meaning the holder of the Option from time to time, the initial Holder being Roslyn Bancorp) wishes to exercise the Option, it shall send to T R Financial a written notice (the "Option Notice," the date of which being herein referred to as the ("Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 45 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"); provided, that
                                                               --------
the first Option Notice shall be sent to T R Financial within 180 days after the first Applicable Purchase Event of which Roslyn Bancorp has been notified. If prior notification to or approval of any regulatory authority is required in connection with any such purchase, T R Financial shall cooperate with the Holder in the filing of the required notice of application for approval and the obtaining of such approval, and the Closing shall occur promptly following such regulatory approvals and any mandatory waiting periods. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     Neither the Stock Option Agreement nor any of the rights, interests or obligations thereunder or under the Option shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign the Stock Option Agreement to a wholly-owned subsidiary of Holder and Holder may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, the Stock Option Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     In the event of any change in T R Financial Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, exercise of

                                    6 of 16
the Company Rights or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of T R Financial Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of T R Financial Common Stock are issued after the date of the Stock Option Agreement (other than pursuant to an event described in the first sentence of this paragraph, upon exercise of any option to purchase T R Financial Common Stock outstanding on the date hereof or upon conversion into T R Financial Common Stock of any convertible security of T R Financial outstanding on the date thereof), the number of shares of T R Financial Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of T R Financial Common Stock previously issued pursuant thereto, equals 19.9% of the number of shares of T R Financial Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option. None of the provisions of the Stock Option Agreement reflected in this paragraph affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Merger Agreement.

     Subject to the last sentence of Section 3(a) of the Stock Option Agreement, at the request of Holder (a "Repurchase Request") at any time commencing upon the first occurrence of a Repurchase Event and ending 12 months immediately thereafter, T R Financial shall repurchase from Holder (i) the Option and (ii) all shares of T R Financial Common Stock purchased by Holder pursuant thereto with respect to which Holder then has beneficial ownership. As defined in
Section 8(d) of the Stock Option Agreement, "Repurchase Event" shall occur if
(i) any person (other than Roslyn Bancorp or any subsidiary of Roslyn Bancorp) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3, promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, more than 25% of the then outstanding shares of T R Financial Common Stock, or (ii) any of the transactions described in
Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Stock Option Agreement shall be consummated. The date on which Holder exercises its rights under Section 8 of the Stock Option Agreement is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

               (a) The aggregate Purchase Price paid by Holder for any shares of T R Financial Common Stock acquired pursuant to the Option with respect to which Holder then has beneficial ownership;

               (b) The excess, if any, of (A) the Applicable Price (as defined below) for each share of T R Financial Common Stock over (B) the Purchase Price (subject to adjustment pursuant to Section 7 of the Stock Option Agreement), multiplied by the number of shares of T R Financial Common Stock with respect to which the Option has not been exercised; and

               (c) The excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7 of the Stock Option Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of T R Financial Common Stock with respect to which the Option has been exercised and

                                    7 of 16
     with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.

     If Holder makes a Repurchase Request, T R Financial shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment, Holder shall surrender to T R Financial the Option and the certificates evidencing the shares of T R Financial Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to Section 8 of the Stock Option Agreement, in whole or in part, or to require that T R Financial deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any regulatory authority disapproves of any part of T R Financial's proposed repurchase pursuant to Section 8 of the Stock Option Agreement, T R Financial shall promptly give notice of such fact to Holder and Holder shall have the right (i) to revoke the Repurchase Request or (ii) to the extent permitted by such regulatory authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) of the Stock Option Agreement. Holder shall notify T R Financial of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything therein to the contrary, in the event that T R Financial delivers to the Holder written notice accompanied by a certification of T R Financial's independent auditor each stating that a requested repurchase of T R Financial Common Stock would result in the recapture of T R Financial's bad debt reserves under the Internal Revenue Code of 1986, as amended, Holder's repurchase request shall be deemed to be automatically revoked.

     Notwithstanding anything herein to the contrary, all of Holder's rights under Section 8 of the Stock Option Agreement shall terminate on the date of termination of the Option pursuant to Section 3(a) of the Stock Option Agreement.

     For purposes of the Stock Option Agreement, the "Applicable Price" means the highest of (i) the highest price per share of T R Financial Common Stock paid for any such share by the person or groups described in Section 8(d)(i) of the Stock Option Agreement, (ii) the price per share of T R Financial Common Stock received by holders of T R Financial Common Stock in connection with any merger, sale or other business combination transaction described

                                    8 of 16
in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Stock Option Agreement, or
(iii) the highest closing sales price per share of T R Financial Common Stock quoted on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX") or the National Market System of The Nasdaq Stock Market ("Nasdaq") (or if T R Financial Common Stock is not quoted on the NYSE, AMEX or Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Holder) during the 40 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of T R
--------  -------
Financial's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of T R Financial as determined by a nationally recognized investment banking firm selected by Holder, divided by the number of shares of the T R Financial Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or
(ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to T R Financial, which determination shall be conclusive for all purposes of the Stock Option Agreement.

     In the event that T R Financial shall enter into an agreement (i) to consolidate with or merge into any person, other than Roslyn Bancorp or one of its subsidiaries, and T R Financial shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Roslyn Bancorp or one of its subsidiaries, to merge into T R Financial and T R Financial shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of T R Financial Common Stock shall be changed into or exchanged for stock or other securities of T R Financial or any other person or cash or any other property, or the outstanding shares of T R Financial Common Stock immediately prior to such merger shall, after such merger, represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Roslyn Bancorp or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (A) the Acquiring Corporation (as defined in Section 7(e)(i)) of the Stock Option Agreement, (B) any

                                    9 of 16
person that controls the Acquiring Corporation or (C) in the case of a merger described in clause (ii), T R Financial (such person being referred to as "Substitute Option Issuer").

     The Substitute Option shall have the same terms as the Option, provided,
                                                                    --------
that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option T R Financial shall also enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     As used in the Stock Option Agreement, the term "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     T R Financial shall notify Roslyn Bancorp promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event of which it has knowledge, it being understood that the giving of such notice by T R Financial shall not be a condition to the right of Holder to exercise the Option.

     As more fully described in the Stock Option Agreement, the Substitute Option shall have substantially the same terms as the Option, including the ability to be repurchased, with adjustments in the exercise price as set forth in the Stock Option Agreement.

     Copies of the Stock Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

     Other than as indicated above, and as set forth in the Stock Option Agreement and the Merger Agreement, Roslyn Bancorp does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of T R Financial, or the disposition of securities of T R Financial, or the disposition of securities of T R Financial;
(b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving T R Financial or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of T R Financial or any of its subsidiaries; (d) any change in the present board of directors or management of T R Financial, including any plans or proposals to change the number of terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of T R Financial; (f) any other material change in T R Financial's business or corporate structure; (g) any change in T R Financial's organization certificate, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of T R Financial by any person; (h) causing a class of securities of T R Financial to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of T R Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

                                   10 of 16

     The foregoing description is qualified in its entirety by reference to the Merger Agreement and Stock Option Agreement themselves, copies of which are attached hereto as Exhibits 2.1 and 4.1, respectively.

Item 5.   Interest in Securities of T R Financial.
          ---------------------------------------

     (a)  (i)  Roslyn Bancorp is the beneficial owner of 502,510 shares;

          (ii) Roslyn Bancorp also may be deemed to be the beneficial owner of the Option Shares. As provided in the Stock Option Agreement, Roslyn Bancorp may exercise the Option only upon the happening of one or more events, none of which as occurred. See Item 4 hereof. Since the Option is not presently exercisable, Roslyn Bancorp expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding shares (after giving effect to the issuance of such Option Shares). Roslyn Bancorp has no right to vote or dispose of the shares subject to the Option unless and until such time as the Option is exercised. To the best knowledge of Roslyn Bancorp, none of the persons listed on Schedule I hereto beneficially owns any shares of T R Financial Common Stock.

     (b)  (i)   Roslyn Bancorp has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 502,510 shares;

          (ii) If Roslyn Bancorp were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of 3,990,578 shares of T R Financial Corp. Common Stock.

          (iii) Joseph L. Mancino, President and Chief Executive Officer of Roslyn Bancorp has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 400 shares.

     (c) Roslyn Bancorp acquired the Option on May 25, 1998 in connection with the execution of the Merger Agreement and the Stock Option Agreement, both of which are attached hereto as Exhibits 2.1 and 4.1, respectively. See Item 4 hereof.

     To the best knowledge of Roslyn Bancorp, none of the persons listed on
Schedule I hereto has effected any transactions in the shares during the past 60 days.

     (d) No person other than Roslyn Bancorp has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of T R Financial Common Stock that may be deemed beneficially owned by Roslyn Bancorp on account of the Option.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect
          --------------------------------------------------------------------
          to Securities of T R Financial.
          ------------------------------

     As described in Item 4 above and filed as Exhibits 2.1 and 4.1 hereto, Roslyn Bancorp has entered into the Agreement and Plan of Merger and the Stock Option Agreement with T R Financial Corp. Other than the foregoing, or as referred to in the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in

                                   11 of 16

Item 2 of this statement or between such persons and any person with respect to any securities of T R Financial Corp.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 2.1 - Agreement and Plan of Merger dated as of May 25, 1998

          Exhibit 4.1 - Stock Option Agreement by and between T R Financial
                        Corp. and Roslyn Bancorp, Inc.

                                   12 of 16

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ROSLYN BANCORP, INC.



                                    By:  /s/ Joseph L. Mancino
                                       ----------------------------------------
                                         Joseph L. Mancino
                                         President and Chief Executive Officer


Date:  June 3, 1998

                                   13 of 16

                                  SCHEDULE I

            Directors and Executive Officers of Roslyn Bancorp, Inc.
            --------------------------------------------------------

Name and Principal Occupation                              Business or Residence Address
---------------------------------------------------------  -----------------------------

DIRECTORS:
 Floyd N. York                                             Roslyn Bancorp, Inc.
      Retired Chairman of the Board, President and         1400 Old Northern Boulevard
      Chief Executive Officer of The Roslyn Savings        Roslyn, New York 11576
      Bank

 Victor C. McCuaig                                         Roslyn Bancorp, Inc.
      Of counsel to and former partner in Payne,           1400 Old Northern Boulevard
      Wood & Littlejohn, general counsel to The            Roslyn, New York 11576
      Roslyn Savings Bank

John P. Nicholson                                          Roslyn Bancorp, Inc.
      Chairman of Nicholson & Galloway, a local            1400 Old Northern Boulevard
      construction firm specializing in roofing            Roslyn, New York 11576
      construction.  Mr. Nicholson also serves as an
      Advisory Director of Bank of New York, Long
      Island, Division.

James E. Swiggett                                          Roslyn Bancorp, Inc.
      Retired Chairman of the Board, President and         1400 Old Northern Boulevard
      Chief Executive Officer of Kollomorgen Corp.,        Roslyn, New York 11576
      a diversified technology manufacturing
      company.

Robert G. Freese                                           Roslyn Bancorp, Inc.
      Retired Vice Chairman and Chief Financial            1400 Old Northern Boulevard
      Officer of Grumman Corporation, a defense            Roslyn, New York 11576
      contractor.


Joseph L. Mancino                                          Roslyn Bancorp, Inc.
      Chairman of the Board, President and Chief           1400 Old Northern Boulevard
      Executive Officer of Roslyn Bancorp;                 Roslyn, New York 11576
      Chairman of the Board, President and Chief
      Executive Officer of The Roslyn Savings Bank.
      Mr. Mancino also serves as a Director of the
      Institutional Investors Mutual Fund, a
      diversified open end mutual fund, the
      Community Bankers Association of New York
      State and the Savings Bank Life Insurance
      Fund.


                                   14 of 16

Name and Principal Occupation                              Business or Residence Address
---------------------------------------------------------  -----------------------------
Thomas J. Calabrese, Jr.                                   Roslyn Bancorp, Inc.
      Vice President, Daniel Gale Agency, Inc.;            1400 Old Northern Boulevard
      retired Managing Director - Human Resources,         Roslyn, New York 11576
      NYNEX Corporation, a telecommunications
      firm.

DIRECTORS:

Dr. Edwin W. Martin, Jr.                                   Roslyn Bancorp, Inc.
      President Emeritus and a Director of the             1400 Old Northern Boulevard
      National Center for Disability Services, a non-      Roslyn, New York 11576
      profit education, rehabilitation and research
      corporation since 1994.  Prior to that,
      Dr. Martin was President and Chief Executive
      Officer of the National Center for Disability
      Services.  Dr. Martin is currently a Director of
      National Captioning Institute, a non-profit
      agency, a Director of Interboro Mutual
      Indemnity Insurance Company, an insurance
      company, and a Director of Pall Corp., a
      manufacturer of industrial filters.

Richard C. Webel                                           Roslyn Bancorp, Inc.
      Managing Director, Innocenti & Webel, an             1400 Old Northern Boulevard
      architectural firm.  Also, President of Webel        Roslyn, New York 11576
      Corporation, a strategic planning company and
      PlanAmerica, LLC, a software development
      corporation.  Mr. Webel also serves as a general
      partner of Roundbush Associates, a real estate
      development partnership.

John R. Bransfield, Jr.                                    Roslyn Bancorp, Inc.
      Vice President of Roslyn Bancorp;                    1400 Old Northern Boulevard
      Executive Vice President and Senior Lending          Roslyn, New York 11576
      Officer of The Roslyn Savings Bank since
      1996.  Mr. Bransfield, Jr. was Senior Vice
      President and Senior Lending Officer of The
      Roslyn Savings Bank from 1993 until 1996.
      Prior to that, Mr. Bransfield was Executive Vice
      President and President of the Long Island
      Region of a New England-based commercial
      bank.


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:

Michael P. Puorro                                          Roslyn Bancorp, Inc.
      Treasurer and Chief Financial Officer of             1400 Old Northern Boulevard
      Roslyn Bancorp; Senior Vice President and            Roslyn, New York 11576
      Chief Financial Officer of The Roslyn Savings
      Bank since 1996.  Mr. Puorro has been
      employed by the Bank since 1992.


                                   15 of 16

Name and Principal Occupation                              Business or Residence Address
---------------------------------------------------------  -----------------------------
John L. Klag                                               Roslyn Bancorp, Inc.
      Senior Vice President and Investment Officer of      1400 Old Northern Boulevard
      The Roslyn Savings Bank since 1996.  Mr. Klag        Roslyn, New York 11576
      has been employed by the Bank since 1993.
      Prior to that, Mr. Klag was a Vice President of a
      New York-based savings bank.

Arthur W. Toohig                                           Roslyn Bancorp, Inc.
      Senior Vice President and Human Resources            1400 Old Northern Boulevard
      Officer of The Roslyn Savings Bank since             Roslyn, New York 11576
      1992.


                                   16 of 16